Filed by Altra Industrial Motion Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Altra Industrial Motion Corp

(Commission File No. 001-33209)

The following is a transcript of the First Quarter 2018 Financial Results Conference Call of Altra Industrial Motion Corp., recorded on Friday, April 27, 2018 and made available for replay on Monday, April 30, 2018.

Operator

Greetings, and welcome to the Altra Industrial Motion Corporation First Quarter 2018 Financial Results Conference Call. As a reminder, this conference is being recorded. I would now like to turn the conference over to your host, David Calusdian, Sharon Merrill Associates.

David C. Calusdian—President, Sharon Merrill Associates, Inc.

Thank you. Good morning, everyone, and welcome to the call. To help you follow management’s discussion on this call, they will be referencing slides that are posted to the altramotion.com website under Events and Presentations in the Investor Relations section.

Please turn to Slide 4. During the call, management will be making forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are inherently uncertain and investors must recognize that events could differ significantly from management’s expectations. Please refer to the risks, uncertainties and other factors described in the company’s quarterly reports on Form 10-Q and annual report on Form 10-K and in the company’s other filings with the U.S. Securities and Exchange Commission. Except as required by applicable law, Altra Industrial Motion Corp. does not intend to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

On today’s call, management will refer to non-GAAP diluted earnings per share, non-GAAP income from operations, non-GAAP net income, non-GAAP operating working capital and non-GAAP free cash flow. These metrics exclude certain items discussed in our slide presentation and in our press release under the heading Discussion of Non-GAAP Financial Measures and any other items that management believes should be excluded when reviewing continuing operations. The reconciliations of Altra’s non-GAAP measures to the comparable GAAP measures are available in the financial tables of the Q1 2018 financial results press release on Altra’s website.

Please turn to Slide 5. With me today are Chief Executive Officer, Carl Christenson; and Chief Financial Officer, Christian Storch. I’ll now turn the call over to Carl.

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

Thank you, David, and good morning, everyone. Please turn to Slide 6. We began 2018 with strong first quarter results, reporting 11.6% sales growth to a record $240.4 million, with 5.4% organic growth and continued improvement in non-GAAP net income. Our first quarter performance represented the sixth consecutive quarter of year-over-year sales growth as we capitalized on our organic growth initiatives and the ongoing strength in the industrial economy.

When you look across our end markets, nearly all of them are performing well and we see even greater upside when customers begin to increase capital spending in earnest. The one exception was weak sales into the wind energy market, which was expected in the first quarter. The incoming order rate from our wind energy customers improved through the quarter and we anticipate that Q2 sales will be better.

On the bottom line, we are making progress in leveraging our margin improvement initiatives into enhanced profitability. We reported $0.31 per diluted share on a GAAP basis and $0.66 on a non-GAAP basis. We expect that we will accelerate the flow-through to the bottom line as we progress through the year especially as the wind market improves.

We also continue to make excellent progress with operational excellence. Many of our businesses had significant improvement in their operating performance, and in particular, our Formsprag Clutch and Wichita Clutch businesses based in the U.S., and our electric clutch brake business based in France had exceptional improvement. The improvements in both the top and bottom line are the result of process improvements driven by our business system and improving market conditions.

We also made progress on some terrific developmental activities that will be part of our organic growth going forward. Clutches that were designed specifically for pressure pump transmission on a fracking rig, linear actuators and a precise control system to control airflow in an air handling system, and ultrasmall brakes for servomotors used in surgical robots are just a few examples of some great new products.

As a result of our solid Q1 results and our increasing optimism about the remainder of the year, we are raising our top and bottom line guidance for 2018. Christian will provide the details in just a few minutes. In early March, we announced our agreement to combine Altra with Fortive’s Automation & Specialty Platform.

Please turn to Slide 7. I’d like to briefly review this combination with you and provide an update on where we stand with the transaction. Together, Altra and Fortive A&S will create a premium industrial leader with revenue of approximately $1.8 billion and a portfolio of market-leading brands. We will truly be a global business with approximately 52 manufacturing facilities, over 25 engineering service centers and about 9,300 employees worldwide.

The combined company will also have an enhanced financial profile. We expect sales and earnings growth to generate substantial free cash flow, enabling us to quickly deleverage. We also expect the transaction to be immediately accretive to non-GAAP adjusted diluted earnings per share.

Our team has a proven track record of acquiring and integrating businesses and we have significant opportunities to leverage both cost and revenue synergies. We expect the transaction to generate annual cost and revenue synergies of over $50 million by year 4.

For example, on the revenue side, we plan to expand existing products manufactured by Altra and Fortive A&S into additional geographies and markets. This has the potential to generate revenue synergies resulting in approximately $6 million of additional annual operating income.

Altra will benefit from a best-in-class business system. I’ve been very impressed with the business system which will accelerate our operating performance improvement and organic growth. As a result of the combination, we will significantly expand our position across the technology spectrum with capabilities ranging from electromechanical to precision motion control. We believe this expanded technology position will uniquely position us to drive innovation and better serve our customers across all markets.

We will also have greater access to higher growth, higher margin categories. For example, we’ll expand our presence in the industry with attractive secular growth dynamics, including the medical, robotics, factory automation and food and beverage industries. At the same time, we’ll reduce our relative exposure to more cyclical end markets such as mining, renewable energy and oil and gas.

Clearly, we are very excited about this strategic combination. I’d like to say, on a personal note, that after spending some time with the Fortive A&S team since the announcement, we’re even more excited about the company we are going to build together.

Culturally, the 2 organizations are a great fit, and together we will drive exceptional execution and improved performance. Our integration plans are on schedule and we fully expect to hit the ground running after we close the transaction, which we still expect to occur by the end of the year.

With that, I’d like to turn the call over to Christian for a review of our financial results. I’ll come back to provide you with an update on our markets and some closing thoughts. Christian?

Christian Storch—Vice President & Chief Financial Officer, Altra Industrial Motion Corp.

Thank you, Carl, and good morning, everyone. Turning to Slide 8. As Carl mentioned, we reported a strong quarter for sales with 11.6% growth overall. This included a 90 basis points contribution from price and a positive FX effect of 620 basis points. We are particularly excited to have reported solid 5.4% organic growth this quarter, demonstrating the strength that we’re seeing across most of our end markets.

Geographically, excluding the effect of foreign exchange, North American revenues were up 9.1%, sales to Asia Pacific and other geographies were up 13.8%, and European revenues were down 1.5%. European revenues were strong across all business units in the majority of our end markets. However, that strong performance was offset by a revenue decline in the wind energy market. We expect our wind business to improve sequentially in the second quarter and continue to improve going into the second half of the year, as our order book has increased significantly.

On our fourth quarter call, I mentioned that some short-term supply chain issues and commodity headwinds had impacted our ability to fully leverage our top line growth into even greater bottom line performance. In the first quarter, the supply chain issues still had an effect, but not nearly to the level that we experienced in Q4.

We were successful in substantially offsetting the commodity cost headwinds in the first quarter with price increases. At this point, we have largely offset the commodity increases, but pricing is not quite ahead of commodity inflation yet. We expect to implement further price increases this year.

Our non-GAAP operating income margin increased 20 basis points year-over-year. We had a very strong performance across many of our businesses. And without the wind business, we would have seen a more than 100 basis points improvement in operating margin. This gives us the confidence that our strategic initiatives are having an impact. As mentioned, we expect a significant improvement in operating income for our wind business through the coming quarters.

Our first quarter 2018 non-GAAP EPS excludes restructuring, consolidation cost, acquisition-related items and the loss on the settlement of the U.S. pension plan. In addition to those items, non-GAAP EPS in the year-ago quarter also excludes the amortization of inventory fair value adjustment related to the Stromag acquisition.

The $5.1 million noncash loss on the settlement of partial pension plans is the result of the termination of our defined benefit plan in North America. The termination occurred in 2 steps. The first step was in the fourth quarter as we paid out lump sum settlements to eligible individuals. The second step took place on January 31, when we contracted with Mutual of Omaha to transfer the remaining liabilities. As a result, we have no defined benefit pension liabilities in North America going forward. We expect annual savings from this action of approximately $250,000.

Please turn to Slide 9. Our cash balance was $46.4 million at the end of the quarter, while book equity was $413 million. In terms of use of cash, we currently favor paying down debt over share repurchases. We did not repurchase shares in the first quarter. Capital investments totaled $7 million for the quarter and depreciation and amortization was $9.4 million. As Carl mentioned, because of our strong first quarter results and increased optimism about the year, we are raising our guidance for the full year 2018.

Please turn to Slide 10. Altra is increasing its guidance for the full year 2018. We now expect full year 2018 sales in the range of $910 million to $930 million. With the announced planned acquisition of the Fortive A&S Platform, Altra incurred a significant amount of acquisition expenses. And therefore, now we expect GAAP diluted EPS in the range of $1.99 to $1.08.

We are raising our non-GAAP diluted EPS, which excludes these acquisition expenses as well as restructuring and consolidation costs along with the loss of the pension settlement, to $2.36 to $2.49. The company expects its tax rate for the full year to be approximately 25% to 27% before discrete items and the impact of nondeductible acquisition-related expenses.

Including these items, we expect the tax rate to be north of 30% as nondeductible acquisition-related expenses would have a negative rate impact. Capital expenditures are expected to be the range of $25 million to $27 million, and depreciation and amortization in the range of $38 million to $40 million.

With that, I will turn the discussion back to Carl.

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

Thank you, Christian. Let’s turn to Slide 11 and review our end markets. We’ll begin with distribution, which is predominantly made up of sales of aftermarket parts and original equipment parts for small OEMs. Distribution sales were up year-over-year as a result of the general improvement in the global economy. Turf and Garden sales are off to a good start this year. We’re encouraged by the first quarter performance and expect 2018 sales to be up slightly from our strong performance in 2016 and 2017.

Farm and agriculture turned in another quarter of strong double-digit year-over-year growth, albeit against a weak quarter a year ago. Commodity price increases are driving the strength and we’re now generating meaningful sales from linear actuator products into this market.

2018 continues to look like a great year for this market. Material handling began the year with robust sales across the elevator, forklift, cranes and hoist markets. The rebound in the metals and oil and gas markets is driving demand for materials handling sales, and we also saw strength in elevators this quarter.

Turning to Energy. Energy sales were down overall for the quarter with strength in oil and gas and power generation being more than offset by weakness in wind. Like last quarter, wind was down double digits as a result of a pause on new projects in some parts of the world as customers negotiated supply agreements. The agreements are now in place and the order rate is solid. On the positive side, oil and gas remains strong and power generation turned in year-over-year growth, also double digits for the first time in quite a while.

Sales to the metals market were up double digits due to the overall continuing strength in the domestic industry. We suspect that the potential for duties imposed under Section 232 of the Trade Expansion Act of 1962 and the potential for additional duties on a broad array of products imported from China resulted in increased demand, partially due to companies building inventory prior to the duties becoming effective.

Mining sales were also up double digits as we benefited from demand from distributors focused on the mines. We haven’t seen many new capital projects flow in, so there is still significant upside in this market. Right now, customers are focused on productivity at the mines and are purchasing equipment for repairs versus mine expansion.

With that market review, let me summarize with 3 key thoughts. First, our announced combination of Altra and Fortive A&S provides our company with many exciting benefits. It creates a focused, premium leading industrial company, expands our portfolio across the technology spectrum, increases our exposure to end markets with attractive secular trends, establishes an attractive financial profile with significant cash flow and is expected to deliver significant cost and sales synergies. As I mentioned at the outset, we are even more excited about the potential for this transaction than when we first announced the deal in March.

Second, our organic sales initiatives are taking hold. The new business pipeline is the best it has been in several years. And while we know not all of these opportunities will be converted into sales, we are confident that we will continue to see strong organic growth.

And finally, we are more optimistic now about the staying power of the industrial economy and our ability to capitalize on that positive trend than when we spoke to you on our year-end call. Our bookings are strong across most of our end markets, and we have good momentum going into the second quarter.

What’s even more encouraging is that significant capital spending has not kicked in across most of our end markets, so we believe there is even more top line upside over the course of the next several quarters. It is because of this enhanced optimism about the year that we are raising our top and bottom line guidance for 2018.

On that positive note, I’d like to turn the call back over to Omar to open the call for questions.

QUESTIONS AND ANSWERS

Operator

Our first question comes from Scott Graham, BMO Capital Markets.

Katja Jancic—Associate, BMO Capital Markets Equity Research

This is Katja, on for Scott. First, can you talk about—provide more specific information on the price versus cost ratio? I know you mentioned price versus cost was negative in the first quarter. What are your expectations for the rest of the year?

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

So we really saw a much better performance from price versus cost in the first quarter than we did in the fourth quarter of last year and we think we more than offset. Freight was up significantly and I think that’s a pretty well known phenomenon I think, that’s going on right now. And then the material costs were up and then also labor increases. And we think that our pricing just about offset that, maybe even a little bit more than offset that. And we’re going to be aggressive through the rest of the year to make sure that we do the best job we can to offset any additional cost increases we see on the commodity side as we go through the year. And we’ve got some planned price increases and some announced price increases.

Katja Jancic—Associate, BMO Capital Markets Equity Research

Okay. On your sales guide, can you talk a little bit about how much is FX?

Christian Storch—Vice President & Chief Financial Officer, Altra Industrial Motion Corp.

Yes. This is Christian. So the sales guide for the rest of the year assumes total growth somewhere between 1.5% and 4.5%. Excluding FX, the guidance at the high end implies about 2.5% growth rate for the balance of the year. FX, which was a significant tailwind in the first quarter, that tailwind will decline if we assume current exchange rates for the euro and the British pound quarter-by-quarter, and will almost be fully eliminated as we enter the fourth quarter. There’s going to be a little tailwind left in the second and the third quarter.

Katja Jancic—Associate, BMO Capital Markets Equity Research

Okay. Just one more. What impact do you perceive from the Section 301 tariffs? Have you looked into it? Do you see any positive, negatives?

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

Well, there’s still a lot of discussion to go on as to what’s—they’re still in comment period. So I mean if everything goes up 25%, I—we have done the math, but I think it’s premature to talk about what impact that’s going to have until we know exactly what’s going to happen. So we’ll be prepared. We’re watching it very carefully. We’re working very hard. And we’ll let you know once we have a better understanding of what the real tariffs are going to be, if any.

Christian Storch—Vice President & Chief Financial Officer, Altra Industrial Motion Corp.

And there are going to be pluses and minuses. Some of our businesses will benefit from the tariffs and other areas will see price increases. So as Carl said, I think it’s premature to quantify that at this point.

Operator

Our next question comes from Jeff Hammond, KeyBanc Capital Markets.

Jeffrey David Hammond—Managing Director & Equity Research Analyst, KeyBanc Capital Markets Inc., Research Division

So just back on the guide, I think you said—so it looks like the revenue guidance is 4% to 6% growth overall. Is it fair to say, 2% of that—2% to 2.5% is FX and the rest is core?

Christian Storch—Vice President & Chief Financial Officer, Altra Industrial Motion Corp.

So for the balance of the year, Q2 through Q4, about 150 basis points is FX.

Jeffrey David Hammond—Managing Director & Equity Research Analyst, KeyBanc Capital Markets Inc., Research Division

Okay. Okay.

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

With it being highest in Q2 and then tapering down to nothing in Q4.

Christian Storch—Vice President & Chief Financial Officer, Altra Industrial Motion Corp.

Yes.

Jeffrey David Hammond—Managing Director & Equity Research Analyst, KeyBanc Capital Markets Inc., Research Division

Okay. That’s helpful. So it seems like most of your end markets are performing well. You’ve got wind, which I think gets better, and you put up 5% organic. So why the caution and conservatism on the organic within the guide? I mean it looks you’re only calling for, again, 1% to 3% kind of core growth.

Christian Storch—Vice President & Chief Financial Officer, Altra Industrial Motion Corp.

I think 2 pieces to that. One is, as you know, we have limited visibility. We get about 1 quarter of visibility. And so therefore, for us to look at third and fourth quarter is challenging. And as we always say, there’s no upside to not meeting your guidance. And so we want to continue with our approach of being conservative about how we look. And we don’t want our businesses to be optimistic because all that does is—nothing good comes out of that, as all it does is increase your cost structure ahead of sales increases. And that’s the last thing we want to happen.

Jeffrey David Hammond—Managing Director & Equity Research Analyst, KeyBanc Capital Markets Inc., Research Division

Okay. Good color there. I just want to hit a couple of end markets. So wind, can you quantify how weak that was in the first quarter? And maybe help me understand the margin impact because it seems like you called out a pretty big impact. And then what—if you could kind of quantify growth in distribution and then just let us know kind of what changed in conventional power gen, that would be great.

Christian Storch—Vice President & Chief Financial Officer, Altra Industrial Motion Corp.

I’ll start with the wind and then I will talk about power gen. Wind had a very, very significant impact in the first quarter, I cannot stress that enough. As I said in my prepared remarks, excluding the wind business, we would have almost seen a 12% operating income margin. Revenues in wind were down 17% in that, year-over-year. I think if I had to guess, the EPS impact was probably $0.04 or $0.05 a share this quarter compared to last year. If I look at the second quarter, our incoming bookings rate have increased by about over 30%. And we anticipate that shipments in the second quarter sequentially will be about 30%-plus higher than in the first quarter, which would have a meaningful impact on the profitability of that business.

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

And then on the distribution side, Jeff, the distribution was pretty strong. We—it was up high-single digits, low double digits, depending on what markets the distributors were in, but it was very good. And particularly in some of the distributors that focused on mining activity and some of the markets that are really starting to recover, it was good. Then your third—what was the third part of your question?

Jeffrey David Hammond—Managing Director & Equity Research Analyst, KeyBanc Capital Markets Inc., Research Division

I think power gen has been particularly weak, and you cited that flipping around. And I just want to—we’ve heard pretty mixed things on power gen, so I just wanted to understand what was going on there.

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

Yes. That was a little bit of an anomaly. And in our business, we put it all under the category of power gen, but some of it is high performance parts that go into turbine-driven compressors too. So it’s—and we have not fully analyzed that yet. We did not expect the power gen segment to be as strong as it was. We’ll take it because it’s a nice segment for us and it’s profitable. But we are not projecting it to continue at that strength, particularly GE’s been particularly commenting on that they don’t expect their power gen business to be—recover. So we’re digging into it and trying to understand it, but we’re not expecting it to continue through the year. Very happy that we had it.

Operator

Our next question comes from Matt Duncan, Stephens, Inc.

William Orin Green—Managing Director, Stephens Inc., Research Division

This is Will, on the call for Matt. Wondering what your order intake rates look like on a year-over-year basis right now as a—across the business. And then kind of as a follow-up to that last question. Outperformance with power generation, are you seeing any more of an acceleration or decel anywhere that you—that previously wasn’t contemplated?

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

So the order rates, so we don’t talk about specific orders because lots of our orders are schedules that we get from customers. And they’re not firm contractual commitments, so we don’t talk about specific numbers. But I can tell you in general, the order book is there to support the forecast that we’ve provided. And so the year-over-year— when you look at year-over-year, the incoming order rate is probably a little bit north of that activity of what we projected in the forecast.

William Orin Green—Managing Director, Stephens Inc., Research Division

I want to say in the fourth quarter it was up in the high-single digits. So if I recall correctly you called that out, so maybe right around there continued into the first quarter and into the 2Q?

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

Yes. Yes, you can say that.

William Orin Green—Managing Director, Stephens Inc., Research Division

Okay. And then kind of back on the FX questions and the shape of the year. Is the step up that we typically see in the 2Q from the 1Q, it seems—based on the guidance, that it won’t happen this year. Is this a function of FX or are we seeing a change in seasonality this year?

Christian Storch—Vice President & Chief Financial Officer, Altra Industrial Motion Corp.

So it’s a function of FX. If you look at the FX benefit we had in the first quarter, which was north of 600 basis points, we think that tailwind is going to be cut in half in the second quarter.

William Orin Green—Managing Director, Stephens Inc., Research Division

And then become almost gone by...

Christian Storch—Vice President & Chief Financial Officer, Altra Industrial Motion Corp.

And then going down even further from there. So at current exchange rates, take the euro, $1.20, that would say if that rate stays through the year, fourth quarter there’s no tailwind nor the headwind anymore.

William Orin Green—Managing Director, Stephens Inc., Research Division

Okay. And sorry if I missed this point at the beginning, but are you past all the supply chain issues that caused the gross margin headwinds in the 4Q or did those have any impact in the 1Q? And as a follow-on, when do you expect to see gross margin start moving higher on a year-over-year basis?

Christian Storch—Vice President & Chief Financial Officer, Altra Industrial Motion Corp.

Yes. So I think supply chain, this is—95% of that is behind those supply chain issues that we have is, right now, mainly related to suppliers keeping up with our demand. So we think that’s largely behind us. What was the second part of your question?

William Orin Green—Managing Director, Stephens Inc., Research Division

Just the trajectory of gross margins from here if you adjust for last period’s amortization charge, which declined, I want to say 90 basis points. So what’s kind of the trajectory of gross margin from here?

Christian Storch—Vice President & Chief Financial Officer, Altra Industrial Motion Corp.

So if you—I mentioned how severe the impact was of the wind business on the quarter. These are dramatic swings —down 17%, up 30% and more sequentially — that not only had an impact on operating income margin that was significant, but also on the gross profit margin. So we expect the gross profit margins to recover nicely as we go through the balance of the year, based on the recovery in wind.

Operator

Our next question comes from John Franzreb, Sidoti & Company.

John Edward Franzreb—Research Analyst, Sidoti & Company, LLC

Christian, I want to make sure I understand this properly. In the second quarter, you expect the wind business, the order book suggests a 30% recovery in that business. Are you expecting to recover all $0.4 to $.05 impact that hurt you in the first quarter and wind in the second quarter?

Christian Storch—Vice President & Chief Financial Officer, Altra Industrial Motion Corp.

The business lost money in the first quarter. And we expect that business to be profitable in the second quarter, and we expect profitability to remain through the balance of the year and increasing as we go through the year. So the EPS impact, I think, is somewhere in that area, maybe $0.03 a share, if I had to guess sequentially. And then we’ll recover more as we go through the balance of the year.

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

Yes. There’s a lot going on in that market for us, John. And so I wouldn’t expect it to get all $0.04 or $0.05, but we will certainly see a significant recovery. And by the end of the year, we’ll have everything sorted out and we’ll be back on track from a profitability standpoint.

John Edward Franzreb—Research Analyst, Sidoti & Company, LLC

I could call—so I’m kind of wondering about the sustainability of the recovery beyond the second quarter also. Is this a catch-up effect, that big rebound, and it will settle down after that? Or does it kind of level off at that level going forward? What are your thoughts there?

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

We believe that, that’s—it’s more a sustainable rate that—it’s not going to be one big lump and then get passed through the snake, if you know what I mean.

Christian Storch—Vice President & Chief Financial Officer, Altra Industrial Motion Corp.

And just going back, we talked in the fourth quarter about the auctions that took place. So the customers did not order brakes, essentially in the fourth quarter—as they were going through the auctions and as they determined the share of wallet for all of the participants, and that resulted in this bad first quarter. Now those have settled down. Orders have come in. And so we expect a significant recovery in the second quarter. And not just a spike in the second quarter, but at that point, we’re going to be back to normal levels and have some small growth from there on through the rest of the year.

John Edward Franzreb—Research Analyst, Sidoti & Company, LLC

Got it. Perfect. And Carl, you kind of suggested that your guidance doesn’t take into consideration any significant recovery in capital spending at your customer base. But you also just mentioned that you have an idea what the schedules look like. Do you think that there’s a possibility or a stronger possibility today that you’re going to see a pickup in the capital spending budgets of your customers? Or has it remained unchanged since the beginning of the year?

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

Well, so we have seen a little bit and it’s just not really robust. And—but we have seen some projects get released and we’re—it’s most noticeable for us in some of the big heavy equipment markets like mining. And so I would expect that, through the year, we’d see it accelerate a little bit, but not significantly. And I’m hoping that’s a leg that can keep things going through ‘19. So we’ll start to see some of that capital spending later on in this year and then move into 2019.

Operator

Our next question comes from Jeff Hammond, KeyBanc Capital Markets.

Jeffrey David Hammond—Managing Director & Equity Research Analyst, KeyBanc Capital Markets Inc., Research Division

Just—I’ve got a couple of follow-ups. One, any updates on timing on the Fortive deal? Or any other—as you dig in on it, any other early observations, you know, changes from when you first announced it?

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

No. I think I said it in the script, in the dialogue, that we had and that we still expect to close by the end of the year and that everything is moving along according to plan. And if anything, we’re firming up our convictions about what we thought before we started working with the team at A&S.

Christian Storch—Vice President & Chief Financial Officer, Altra Industrial Motion Corp.

And we would encourage you maybe to listen to their earnings call—to the replay. And I think they provided some color on how these businesses have done through the first quarter.

Jeffrey David Hammond—Managing Director & Equity Research Analyst, KeyBanc Capital Markets Inc., Research Division

Yes. Yes. We read through that. And then just last one on turf care, it seems like some of the players in the space were complaining about weather and the slow start to the season. Is that—I think you set off to a good start, but any risk there that it slows down around inventory adjustments, et cetera?

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

Yes. I mean, so we are one step behind that, right? They’ve got to build the unit and get them placed out there, and so we’re one step behind it. So I think—we’re hopeful that the sell-through is good and does pick up a little bit for them, and we’ll just adjust accordingly. But so far, this year has been pretty good. And the forecast—their forecasts have not changed significantly to us, so our demand is still there. And usually what happens, Jeff, is it just determines when our build season ends. So does it end in May or does it end in July, depending on how good the year is for them. So we don’t—it’s too early in the selling season for us to see it.

Christian Storch—Vice President & Chief Financial Officer, Altra Industrial Motion Corp.

But you know, in addition to that, Jeff, housing starts remain to be good, which is usually a strong indicator on how that business does. Unit volume is slightly ahead of last year. So right now, I don’t think we are concerned about that business. And there might be some good as it might extend the selling season. We’ll see.

Operator

Ladies and gentlemen, we have reached the end of the question-and-answer session, and I would like to turn the call back to Carl Christenson for closing remarks.

Carl R. Christenson—Chairman & Chief Executive Officer, Altra Industrial Motion Corp.

Okay. Thank you, Omar. And I’d like to thank everyone for joining us today, and we look forward to speaking with you next quarter. Have a good weekend.

Operator

This concludes today’s conference. You may disconnect your lines at this time. Thank you for your participation.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Fortive Corporation (“Fortive”), Stevens Holding Company, Inc. (“Newco”) or Altra Industrial Motion Corp. (“Altra”). In connection with Altra’s proposed combination with the Fortive A&S business (“Fortive A&S”), Altra and Newco will file registration statements with the SEC registering shares of Altra common stock and Newco common stock. Altra’s registration statement will also include prospectus relating to the proposed transaction, and Altra will also file a proxy statement relating to the proposed transaction. Fortive stockholders are urged to read the prospectus that will be included in the registration statements and any other relevant documents when they become available, and Altra stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Altra, Newco and the proposed transaction. The proxy statement, prospectuses and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectuses and other documents (when they become available) can also be obtained free of charge from Fortive upon written request to Fortive Corporation, Investor Relations, 6920 Seaway Blvd., Everett, WA 98203, or by calling (425) 446-5000 or upon written request to Altra Industrial Motion Corp., Investor Relations, 300 Granite St., Suite 201, Braintree, MA 02184, or by calling (781) 917-0527.

FORWARD LOOKING STATEMENTS

All statements, other than statements of historical fact included in this release are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. Forward-looking statements can generally be identified by phrases such as “believes,” “expects,” “potential,” “continues,” “may,” “should,” “seeks,” “predicts,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “could,” “designed”, “should be,” and other similar expressions that denote expectations of future or conditional events rather than statements of fact. Forward-looking statements also may relate to strategies, plans and objectives for, and potential results of, future operations, financial results, financial condition, business prospects, growth strategy and liquidity, and are based upon financial data, market assumptions and management’s current business plans and beliefs or current estimates of future results or trends available only as of the time the statements are made, which may become out of date or incomplete. Forward-looking statements are inherently uncertain, and investors must recognize that events could differ significantly from our expectations. These statements include, but may not be limited to, our expectation of the improvements in the industrial economy, the statements under “Business Outlook,” our expectations regarding economic conditions, our expectations regarding our tax rate, or expectations regarding our acquisition of Fortive’s A&S Platform, and the Company’s guidance for full year 2018.

In addition to the risks and uncertainties noted in this release, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made. These include: (1) competitive pressures, (2) changes in economic conditions in the United States and abroad and the cyclical nature of our markets, (3) loss of distributors, (4) the ability to develop new products and respond to customer needs, (5) risks associated with international operations, including currency risks, (6) accuracy of estimated forecasts of OEM customers and the impact of the current global economic environment on our customers, (7) risks associated with a disruption to our supply chain, (8) fluctuations in the costs of raw materials used in our products, (9) product liability claims, (10) work stoppages and other labor issues, (11) changes in employment, environmental, tax and other laws and changes in the enforcement of laws, (12) loss of key management and other personnel, (13) risks associated with compliance with environmental laws, (14) the ability to successfully execute, manage and integrate key acquisitions and mergers, (15) failure to obtain or protect intellectual property rights, (16) risks associated with impairment of goodwill or intangibles assets, (17) failure of operating equipment or information technology infrastructure, (18) risks associated with our debt leverage and operating covenants under our debt instruments, (19) risks associated with restrictions contained in our Credit Facility, (20) risks associated with compliance with tax laws, (21) risks associated with the global recession and volatility and disruption in the global financial markets, (22) risks associated with implementation of our ERP system, (23) risks associated with the Svendborg, Stromag, and Guardian acquisitions and integration and other acquisitions, (24) risks associated with certain minimum purchase agreements we have with suppliers, (25) risks associated with our exposure to variable interest rates and foreign currency exchange rates, (26) risks associated with interest rate swap contracts, (27) risks associated with our exposure to renewable energy markets, (28) risks related to regulations regarding conflict minerals, (29) risks related to restructuring and plant consolidations, (30) risks related to our pending acquisition of Fortive A&S, including (a) the possibility that the conditions to the consummation of the proposed transaction will not be satisfied, (b) failure to obtain, delays in obtaining or adverse conditions related to obtaining stockholder or regulatory approvals, (c) the ability to obtain the anticipated tax treatment of the proposed transaction and related proposed transactions, (d) risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects, (e) the possibility that we may be unable to achieve expected synergies and operating efficiencies in connection with the proposed transaction within the expected time-frames or at all and to successfully integrate Fortive A&S, (f) expected or targeted future financial and operating performance and results, (g) operating costs, customer loss and business disruption (including, without limitation, difficulties in maintain relationships with employees, customers, clients or suppliers) being greater than expected following the proposed transaction, (h) failure to consummate or delay in consummating the proposed transaction for other reasons, (i) our ability to retain key executives and employees, (j) slowdowns or downturns in economic conditions generally and in the markets Fortive A&S’s businesses participate specifically, (k) slowdowns or downturns in the industrial economy, (l) lower than expected investments and capital expenditures in equipment that utilizes components produced by us or Fortive A&S, (m) lower than expected demand for our or Fortive A&S’s repair and replacement businesses, (n) our relationships with strategic partners, (o) the presence of competitors with greater financial resources than us and their strategic response to our products, (p) our ability to offset increased commodity and labor costs with increased prices, (q) our ability to successfully integrate the merged assets and the associated technology and achieve operational efficiencies, and (r) the integration of Fortive A&S being more difficult, time-consuming or costly than expected, and (31) other risks, uncertainties and other factors described in the Company’s quarterly reports on Form 10-Q and annual reports on Form 10-K and in the Company’s other filings with the U.S. Securities and Exchange Commission (“SEC”) or in materials incorporated therein by reference. Except as required by applicable law, Altra Industrial Motion Corp. does not intend to, update or alter its forward looking statements, whether as a result of new information, future events or otherwise.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any security holder of Altra. However, Fortive, Altra and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of Altra in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Fortive may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2018 and its definitive proxy statement relating to its 2017 Annual Meeting filed with the SEC on April 17, 2017. Information about the directors and executive officers of Altra may be found in its Annual Report on Form 10-K filed with the SEC on February 23, 2018 and its definitive proxy statement relating to its 2018 Annual Meeting filed with the SEC on March 23, 2018.